BINGHAM McCUTCHEN LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

July 24, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Municipal Trust (File Nos. 33-1857 and 811-4503)
Post-Effective Amendment to Registration Statement on Form N-1A

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Ashley Vroman-Lee of the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission regarding Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A of Aquila Municipal Trust (the “Registrant”) relating to Aquila Tax-Free Trust of Arizona (the “Fund”), filed on May 19, 2014.  Following are the Staff’s comments and the Registrant’s responses thereto:

A.    General Comments

1.	Comment:
The Staff noted that certain material information was missing from the Registrant’s Rule 485(a) filing with respect to the Fund.  The Staff requested that the Registrant confirm that all material information is included in the Registrant’s Rule 485(b) filing with respect to the Fund, and, to the extent possible, in future Rule 485(a) filings.

	Response:	The Registrant confirms that it will include all material information in the Rule 485(b) filing with respect to the Fund, and, to the extent possible, in future Rule 485(a) filings.
2.	Comment:	The Staff asked that the Registrant provide a letter to the Commission that includes certain “Tandy” acknowledgments with the Registrant’s response to the Staff’s comments.
	Response:	A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A

B.    Fee Table

1.	Comment:	The Staff requested that the Registrant present the maximum deferred sales charge for Class A shares in the fee table as 1.00% rather than “None.”

Response:
The Registrant notes that, as discussed with the Staff and as disclosed in the Prospectus, the redemption fee is assessed only on Class A shareholders who do not pay an initial sales charge.  Accordingly, the Registrant believes that the Fee Table currently presents the redemption fee for Class A shares in a clear and accurate manner, and that no change to the disclosure is required.

2.	Comment:	The Staff suggested that the Registrant consider showing the service fees payable by Class C and Class I shares in a separate sub-line item to “Other Expenses.”
Response:
The Registrant respectfully submits that the current Prospectus disclosure describes the service fees payable by Class C and Class I shares in a clear and accurate manner, and that no change to the disclosure is required.

3.	Comment:	The Staff asked the Registrant to confirm in its response that Class I shares of the Fund have not yet commenced operations.
	Response:	The Registrant confirms that Class I shares of the Fund have not yet commenced operations.

C.     Fund Performance

1.	Comment:
The Staff noted that performance information was not included in the Registrant’s Rule 485(a) filing with respect to the Fund.  The Staff noted that it considers such performance information to be material and requested that, to the extent possible, the Registrant include performance information in future Rule 485(a) filings.

	Response:	The Registrant confirms that, to the extent possible, it will include performance information in future Rule 485(a) filings.

D.     Purchase and Sale of Fund Shares

1.	Comment:
The Staff suggested that the Registrant consider revising the disclosure to clarify that the minimum initial purchase amount for Class A and Class C Shares is $1,000, or $50 if an automatic investment program is established.

	Response:	The Registrant has revised the disclosure to address the Staff’s comment.

E.    Additional Information about the Principal Risks of Investing in the Fund

1.	Comment:
The Staff suggested that the Registrant revise the disclosure regarding risks associated with investments in Arizona municipal obligations to clarify that economic recovery in Arizona has lagged compared to the rest of the nation.

	Response:	The Registrant has revised the disclosure to address the Staff’s comment.
2.	Comment:
The Staff requested that the Registrant confirm that principal risks disclosed in the “Additional Information about the Principal Risks of Investing in the Fund” section of the Prospectus also are disclosed in the “Principal Risks” section of the Prospectus.

Response:
The Registrant confirms that principal risks disclosed in the “Additional Information about the Principal Risks of Investing in the Fund” section of the Prospectus also are disclosed in the “Principal Risks” section of the Prospectus.

F.    Statement of Additional Information

1.	Comment:
The Staff requested that the Registrant confirm that it will include in the Registrant’s Rule 485(b) filing with respect to the Fund the information required by Form N-1A regarding management fees and underwriting commissions for each of the Fund’s last three fiscal years

Response:
The Registrant confirms that it will include in the Registrant’s Rule 485(b) filing with respect to the Fund the information required by Form N-1A regarding management fees and underwriting commissions for each of the Fund’s last three fiscal years.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

cc:           Diana P. Herrmann
Charles E. Childs, III
Roger P. Joseph
Toby R. Serkin

Aquila Municipal Trust
120 West 45th Street, Suite 3600
New York, New York 10036

July 24, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Municipal Trust (File Nos. 33-1857 and 811-4503)
Post-Effective Amendment to Registration Statement on Form N-1A

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A of Aquila Municipal Trust, filed on May 19, 2014, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Sincerely,

    Aquila Municipal Trust

    By: /s/ Charles E. Childs, III

    Name:  Charles E. Childs, III
    Title:  Secretary